Exhibit (a)(5)

COMPUCREDIT HOLDINGS CORPORATION

ANNOUNCES “MODIFIED DUTCH AUCTION” TENDER OFFER TO PURCHASE

UP TO $100,000,000 TOTAL PURCHASE PRICE OF ITS OUTSTANDING

3.625% CONVERTIBLE SENIOR NOTES DUE 2025

AND

SHARES OF ITS COMMON STOCK

ATLANTA, GA, April 14, 2010 — CompuCredit Holdings Corporation (NASDAQ: CCRT) (“CompuCredit”) today announced that it has commenced a cash tender offer (the “Tender Offer”) for (i) its outstanding 3.625% Convertible Senior Notes due 2025 (the “Notes”), up to the aggregate principal amount of Notes equal to a total purchase price of $100.0 million (the “Tender Cap”), at a purchase price to be determined by the “Modified Dutch Auction” procedure described below, and (ii) shares of its outstanding common stock, no par value per share (the “Common Stock” and, together with the Notes, the “Securities”), in a number of shares equal to the number of such shares allowable for purchase from the Tender Cap remaining (if any) after deducting from the Tender Cap the total purchase price of the Notes actually purchased pursuant to Tender Offer, at a purchase price of $7.00 per share. The Company expects to fund the purchase of the Securities tendered in the Tender Offer with available cash on hand.

Under the “Modified Dutch Auction” procedure, CompuCredit is offering to purchase the Notes at a purchase price in the aggregate not to exceed the Tender Cap at a price (in multiples of $0.50 per $1,000 principal amount) not greater than $600 nor less than $550 per $1,000 principal amount of such Notes (such purchase price per $1,000 principal amount, the “Notes Purchase Price”). No tenders of Notes will be accepted outside the indicated price range. Specific terms and conditions of the Tender Offer are included in the Offer to Purchase, dated April 14, 2010, and the accompanying Letters of Transmittal, each filed with the Securities and Exchange Commission.

A “Modified Dutch Auction” tender offer allows holders of the Notes to indicate the principal amount of Notes that such holders desire to tender and the price within the indicated price range at which they wish to tender such Notes. Only Notes validly tendered at prices at or below the Notes Purchase Price selected by us, and not properly withdrawn, will be purchased, subject to proration.

The Notes will be purchased before the Common Stock, and it is possible that no Common Stock will be purchased.

If the total purchase price for the aggregate principal amount of Notes validly tendered at or below the Notes Purchase Price and not properly withdrawn on or prior to the Expiration Date would exceed the Tender Cap, then we will accept for payment such Notes up to a purchase price equal to the Tender Cap that are validly tendered at or below the Notes Purchase Price and not properly withdrawn, in the aggregate, on a pro rata basis from among such Notes validly tendered at or below the Notes Purchase Price and not properly withdrawn and will not accept any shares of Common Stock. We will make appropriate adjustments to avoid purchases of Notes in a principal amount other than in integral multiples of $1,000. If the total purchase price for the aggregate number of shares of Common Stock validly tendered and not properly withdrawn on or prior to the Expiration Date would exceed the amount of the Tender Cap remaining (if any) after deducting from the Tender Cap the total purchase price of the Notes validly tendered and accepted for purchase, then we will accept for payment shares of Common Stock up to a purchase price equal to the Tender Cap that are validly tendered and not properly withdrawn, in the aggregate, on a pro rata basis disregarding fractions from among such shares validly tendered and not properly withdrawn.

As of April 14, 2010, there were approximately $205.8 million aggregate principal amount of Notes outstanding and approximately 50.0 million shares of Common Stock outstanding.

The Tender Offer is scheduled to expire at 11:59 p.m., New York City time, on May 14, 2010, unless extended (as such time and date may be extended, the “Expiration Date”). Tenders of Securities must be made on or prior to the Expiration Date and Securities may be withdrawn at any time on or prior to the Expiration Date.

The Tender Offer and CompuCredit’s obligation to purchase and pay for the Securities validly tendered and not validly withdrawn is not conditioned upon any minimum amount of Notes or minimum number of shares of Common Stock being tendered. The Tender Offer is, however, subject to certain other conditions set forth in the Offer to Purchase being satisfied or waived on or prior to the Expiration Date.

This press release is neither an offer to purchase nor a solicitation to buy any of the Securities nor is it a solicitation for acceptance of the Tender Offer. CompuCredit is making the Tender Offer only by, and pursuant to the terms of, the Offer to Purchase and the accompanying Letters of Transmittal. The Tender Offer is not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. None of CompuCredit, the Depositary, or the Information Agent for the Tender Offer or the Trustee for the Notes makes any recommendation in connection with the Tender Offer.

The complete terms and conditions of the Tender Offer are set forth in the Offer to Purchase and Letters of Transmittal that are being sent to holders of the Securities. Holders are urged to read the Tender Offer documents carefully when they become available. Copies of the Offer to Purchase and Letters of Transmittal may be obtained from the Information Agent for the Tender Offer, Morrow & Co., LLC, at (800) 607-0088 (toll free). Banks and brokerage firms may call (800) 662-5200 (toll-free). Questions regarding the Tender Offer may be directed to the Information Agent. The Depositary for the Tender Offer is American Stock Transfer & Trust Company, LLC.

About CompuCredit

CompuCredit is a specialty finance company and marketer of branded credit cards and related financial services. CompuCredit provides these services to consumers who are underserved by traditional financial institutions. Through corporate and affinity contributions focused on the underserved and un-banked communities, CompuCredit also uses its financial resources and volunteer efforts to address the numerous challenges affecting its customers. For more information about CompuCredit, visit www.CompuCredit.com.

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements. These statements are based on current expectations, estimates and projections about the industry and markets in which CompuCredit operates, management’s beliefs, and assumptions made by management. It is important to note that CompuCredit’s actual results could differ materially from those projected in such forward-looking statements. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Reference is made to CompuCredit’s regulatory filings with the Securities and Exchange Commission for information or factors that may impact CompuCredit’s performance.